UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2025

Commission File Number 001-42468

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On January 14, 2025, Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC, as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of an aggregate of 1,403,685 ordinary shares (the “Shares”), par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share (the “Offering Price”), of which 1,000,000 Ordinary Shares were offered by the Company and 403,685 Ordinary Shares were offered by certain selling shareholders of the Company listed in the Underwriting Agreement (the “Selling Shareholders”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company agreed to sell the Shares to the Representative at a purchase price of $3.72 (93% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold by the Company in the Offering, less underwriting discounts and a non-accountable expense allowance.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “HKPD” on January 15, 2025. The closing of the Offering took place on January 16, 2025. The aggregate gross proceeds from the Offering were $5,614,740, before deducting underwriting discounts and other related expenses, including $4,000,000 received by the Company and $1,614,740 received by the Selling Shareholders.

The Company also issued the Representative warrants to purchase up to 70,184 Ordinary Shares (5% of the Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time and from time to time from July 15, 2025 to July 15, 2028 at an exercise price of $4.80 per share (120% of the Offering Price). The Company will maintain an effective registration statement on Form F-1 (or Form F-3, if the Company is eligible to use such form) until such date that is the earlier of the date when all of the Ordinary Shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended (the “Securities Act”) is available for the sale of all of such Ordinary Shares underlying the Representative’s Warrants without registration.

The Shares were offered and sold and the Representative’s Warrants was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-282876), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2024, and declared effective by the Commission on December 20, 2024, and the final prospectus filed with the Commission on January 15, 2025 pursuant to Rule 424(b)(4) of the Securities Act. The Shares, Representative’s Warrants and the Ordinary Shares underlying the Representative’s Warrants were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering for the development and upgrade of its supply chain enterprise resource planning systems; to fund the procurement of warehouse equipment to improve efficiency; to fund the expansion of its sales and marketing team to accelerate the growth of its business; and to fund general working capital and for other general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and all shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of six (6) months or three (3) months (for four shareholders) from the effective date of the Registration Statement, without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrants issued to the Representative are filed as Exhibits 1.1 and 4.1, respectively, to this report on Form 6-K (this “Report”), and the description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such exhibits.

Other Events

On January 14, 2025, the Company issued a press release announcing the pricing of the Offering. On January 16, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

On January 15, 2025, the Company redesignated and reclassified each of its issued and outstanding Class A ordinary shares and each of the issued and outstanding Class B redeemable ordinary shares into a single class of Ordinary Shares on a 1:1 basis, that is each of the issued and outstanding Class A ordinary shares into one (1) Ordinary Share and each of the issued and outstanding Class B redeemable ordinary shares into one (1) Ordinary Share, with each of such Ordinary Shares being entitled to one vote per share, and adopted its Third Amended and Restated Memorandum and Articles of Association. A copy of the Third Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of January 14, 2025, by and among the Company, the Selling Shareholders and Bancroft Capital, LLC (as representative of the underwriters named therein)
3.1	Third Amended and Restated Memorandum and Articles of Association of the Company
4.1	Representative’s Warrants, dated as of January 16, 2025
99.1	Press Release dated January 14, 2025, announcing the pricing of the Company’s IPO.
99.2	Press Release dated January 16, 2025, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2025	HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Lap Sun Wong
Lap Sun Wong
Chief Executive Officer and Chairman

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